 AMENDED AND RESTATED OMNIBUS FEE AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT is made as of this 1st day of November, 2012, by and between ASSET MANAGEMENT FUND (the “Trust”), a Delaware statutory trust having its principal place of business at 1000 Brickell Avenue, Suite 500, Miami, Florida  33143, and THE NORTHERN TRUST COMPANY (“Northern”), an Illinois corporation having its principal place of business at 50 South LaSalle Street, Chicago, Illinois  60603.

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended;

WHEREAS, the Trust and Northern have entered into a Custody Agreement dated as of November 1, 2009, a Fund Administration and Accounting Services Agreement  dated as of November 1, 2009, and a Transfer Agency and Service Agreement dated as of November 1, 2009, concerning the provision of custodial, fund administration and accounting and transfer agency services, respectively, for the investment portfolios of the Trust; and

WHEREAS, the parties desire to set forth the compensation payable to Northern by the Trust under the Custody Agreement, Fund Administration and Accounting Services Agreement and Transfer Agency and Service Agreement (collectively the “Service Agreements”) collectively in this Omnibus Fee Agreement; and

WHEREAS, the parties entered into an Omnibus Fee Agreement dated as of November 1, 2009 to set forth the compensation payable to Northern under the Service Agreements, which agreement they hereby amend and restate.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1.           The parties have agreed that a single integrated fee plus certain out-of-pocket expenses shall be paid by the Trust as compensation to Northern for such services performed under the Service Agreements.  The aggregate amount of the compensation due and payable to Northern for such services is set forth in Schedule A hereto.

2.           The Trust agrees to pay fees monthly and out-of-pocket expenses, if any, monthly following the receipt of a fee notification.  In the event that any of the charges are disputed in good faith, the Trust shall contact Northern following the issuance of the fee notification so that the fee charge can be researched and adjusted, as appropriate, before the direct debit takes place.  If an error is discovered after the direct debit, an appropriate adjustment will be made to the fees in the following month.

3.           Northern shall present any out-of-pocket expenses included in a fee notification to the Board of Trustees of the Trust for review at the next regularly scheduled Board meeting following the issuance of such fee notification.

4.           In the event that the services provided by Northern in any Service Agreement are to be converted by the Trust to a successor service provider, or in-sourced by the Trust, or if the Trust is liquidated or its assets merged or purchased or the like with or by another entity which does not utilize the services of Northern during the first twelve months after the date of this amended and restated agreement, the Trust shall pay Northern an amount calculated as if the services had been performed by Northern until the expiration of the first twelve months after the amended and restated agreement date and calculated based on the fee schedule as of the date notice of termination was given to Northern, and the payment of all fees as set forth herein shall be accelerated to the business day immediately prior to the conversion or termination of services (the “Early Termination Fee”).

5.           This Agreement shall be governed by, and its provisions shall be construed in accordance with, the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first written above.

ASSET MANAGEMENT FUND

By:

Title:	PRESIDENT

THE NORTHERN TRUST COMPANY

By:

Title:	Vice President

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SCHEDULE A

This schedule of fees shall apply for the first three years after the date of this Amended and Restated Agreement.

The Trust shall pay to Northern on a monthly basis, an annualized fee based upon the average daily net assets during the month of all funds in the Trust, in accordance with the following schedule:

Net assets of less than $800,000,000	$646,000
Net assets from $800,000,000 to $1,000,000,000	$680,000
Net assets of $1,000,000,000 or greater	$714,000

If Normal Out-of-Pocket Expenses (as defined below) exceed $200,000 for the year, the Trust shall pay the excess.  In addition, the Trust shall pay Northern for any Other Out-of-Pocket Expenses (as defined below).

Normal Out-of-Pocket Expenses shall include the following:

●
Normal out-of-pocket custody related fees that are part of the normal course of activity, including, but not limited to, the pricing services of Bear Stearns, Interactive Data and Standard & Poors and any other pricing services utilized by Northern, for normal pricing feeds.

●
Normal transfer agent out-of-pocket expenses, including, but not limited to, audio response, check writing, NSCC, CIP-related database searches,  data communications equipment, disaster recovery, escheatment, express mail and delivery services, federal wire charges, forms and production, freight, household tape processing, lost shareholder searches, lost shareholder tracking, manual check pulls, microfiche, network products, postage, P.O. box rental, print/mail services (except for proxy costs included under Other Out-of-Pocket Expenses), programming hours, regulatory compliance fee per CUSIP, returned checks, special mailing (except for proxy costs included under Other Out-of-Pocket Expenses), statements, confirmations, supplies, tax reporting (federal and state), telephone (telephone and fax lines), transcripts, travel, and year-end processing.

●	Normal out-of-pocket expenses associated with fund administration and accounting.

Other Out-of-Pocket Expenses are defined as the following:

●	Blue sky registration fees and related check fees.

●	Proxy costs – production and mailing.

●	Retention of records charges.

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●	Additional pricing feeds – if per the direction of the Trust, Northern is required to obtain a pricing feed not already utilized by Northern or as listed above.

●	Special performance or financial reporting.

●	Out-of-pocket expenses associated with services not provided in the normal course of activity.

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